

CLG. HT.
ENTRY
2868
3068
5'-6"
2"x8" CLG. JSTS.
TO BONUS
UP
15 EQUAL RISERS
STORAGE
UNDER STAIRS
4'-2"
CLOSET
8' CLG. HT.
SHELVES
4'-8"
4'-0"
CLG. JSTS.
WET WEAR
CLOS.
2'-4"
DOWN 15 EQUAL RISERS TO
OPTIONAL BASEMENT
STORAGE IF
BASEMENT IS
CHOSEN
11'-8"
REF.
HALF
BATH
3'-10"
4'-4"
10'-10"
8'-6"
6" WALL
RANGE
w/HOOD &
MICRO
ABOVE
UTILITY
9' CLG. HT.
FREEZER
SPACE
13'-8"
06048462
2006 ANNUAL REPORT
COURIER CORPORATION
Built to Last
7'-4"
2'-10"
WASH.
SPACE
9'-0"
15" x 3-1/8"
LAMINATED BEAM
2068
4'-8"
WALK-IN
PANTRY
DRYER
SPACE
TWO
CAR
GARAGE
4'-0"
3030
8'-0"
2"x8" CLG.
JSTS.
PROVIDE
VENT FOR
DRYER
15" x 3-1/8"
LAMINATED BEAMS
8'-4"
VAULTED
CLG.
14'-0"
NING
THOMSON
FINANCIAL
DEC 1 3 2006
PROCESSED
2850
6'-0"
12'-0"
TRANSOM
24'-0"
73'-8"



73'-8"
32'-4"
8'-4"
14'-0"
2'-4"
6'-0"
2'-2"
9'-8"
2'-2"
6'-4"
3'-8"
VERIFY w/UNIT SELECTED
3'-2"
3'-2"
3636
2850
2850
2850
VERIFY DRAIN LOCATION W/ UNIT SELECTED
GLASS BLOCK
6" WALL
72" X 42" JET TUB
LOUNGE/ OFFICE
9' CLG. HT.
2"x8" CLG. JSTS.
12'-10"
8'-10"
MASTER BATH
9' CLG. HT.
2068
2868
2"x8" CLG. JSTS.
MASTER BEDROOM
9' CLG. HT.
48" x 36" SHWR.
2"x8" CLG. JSTS.
4'-4"
3'-10"
2868
STORAGE CAB.
2'-2"
6'-0"
TRANSOM
2850
5'-10"
2'-9"
2868
3'-9"
2850
2'-6"

NOTE: POWER ENTRANCE & POWER PANEL TO BE LOCATED AT SITE PRIOR TO CONSTRUCTION.

WATER HEATER & HVAC UNITS TO BE LOCATED IN ATTIC.

FIRST FLOOR PLAN

SCALE: 1/4"==================1'-0"

AREAS: 2251 S.F. HEATED (1ST FLR)

934 S.F. UNHEATED

3185 S.F. TOTAL UNDER ROOF

(NOT INCLUDING MASONRY)

BONUS ROOM IS NOT INCLUDED IN S.F. ESTIMATE

453 S.F. (BONUS)

****NOTE: ADD 18 S.F. TO THE HEATED AREA IF BASEMENT FOUNDATION IS CHOSEN.****


29'-8"
NOTE: ALL CEILING JOIST SPACING
TO BE 24" ON CENTER.
OPTIONAL
DECK
SECTION
501
9'-0"
9'-0"
13'-0"
16'-8"
6'-6"
6'-6"
4'-0"
4'-0"
3'-0"



BEDROOM #3
9' CLG. HT.
2"x8" CLG. JSTS.
GAS LOGS
VERIFY FRAMING SIZE W/ UNIT SELECTED
12 " TALL RECTANGULAR TRANSOM ABOVE EACH WINDOW
2860
(2) 2x12's DOUBLED W/ 3/4" PLYWOOD B/T, GLUED & NAILED
CLOSET
6" WALL
GREAT ROOM
12' CLG. HT.
HALL BATH
HALL
TUB/SHOWER
LIN.
2068
2868
3068
5068
2850
2830
DECO. COLUMNS (OWNER TO SELECT)
ARCH OPENING
COAT
FOYER
9' CLG. HT.
w/ROUND TRANSOM
w/ROUND TRANSOM (OWNER TO SELECT)
3060
BEDROOM #2
9' CLG. HT.
FRONT PORCH
2"x8" CLG. JSTS.
ROUND TRANSOM
3-1/8"x13" LAMINATED BEAM
SECTION 501
13'-0"
2'-4"
15'-4"
14'-4"
38'-0"
16'-8"
20'-0"


SECTION
503
8'-2"
4'-2"
47'-6"
2'-0"
53'-2"
26'-2"
18'-0"
SECTION
504
2'-0"
5'-8"

HOUS

DATE:
03/16/04

DRAWN BY:
J.L.B.

CHECKED BY:
G.L.M.

PLAN NUMBER
HPG-
2251

SHEET NUMBER
3

PROFESSIONAL MEMBER:
AMERICAN INSTITUTE OF BUILDING DESIGN
AIBD

Proxy - Courier Corporation

PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS - JANUARY 17, 2007
THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of Courier Corporation (the "Corporation") hereby constitutes and appoints Richard K. Donahue, W. Nicholas Thorndike and Robert P. Story, Jr., and each of them singly, with full power of substitution, the attorneys and Proxies of the undersigned, for and in the name, place and state of the undersigned to attend the Annual Meeting of Stockholders of the Corporation to be held on January 17, 2007, commencing at 11:00 a.m., and/or at any adjournment or adjournments thereof (the Proxy Statement in connection therewith and due notice of the time, place and purposes of such a meeting have been received by the undersigned) and at such meeting and/or any adjournment or adjournments thereof to vote and act with respect to all shares of Common Stock of the Corporation standing in the name of the undersigned or in respect of which the undersigned is entitled to vote, with all the powers the undersigned would possess if personally present at said meeting and/or any adjournment or adjournments thereof and especially to vote as follows, a majority of said attorneys and Proxies, or any one if only one be present, to have all the powers of said attorneys or Proxies.

When properly executed, this proxy will be voted in the manner directed by the undersigned stockholder(s). If no direction is given, this proxy will be voted FOR the election of the four nominees for Class C Directors, and FOR the ratification for the selection of Deloitte & Touche LLP as the Corporation's independent public accountants; with discretionary authority to vote upon such other matters that may properly come before the meeting. The Board of Directors recommends a vote FOR Proposals 1 and 2. A stockholder wishing to vote in accordance with the Board of Directors' recommendations need only sign and date this proxy and return it in the envelope provided.

PLEASE VOTE, DATE and SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Dear Stockholder,

Please take note of the important information enclosed with this Proxy Ballot. There are two issues related to the management and operation of your Corporation that require your immediate attention and approval. These are discussed in detail in the enclosed proxy materials.

Your vote counts, and you are strongly encouraged to exercise your right to vote your shares.

Please mark the boxes on this proxy card to indicate how your shares will be voted. Then sign the card, detach it and return your proxy vote in the enclosed postage paid envelope.

Your vote must be received prior to the Annual Meeting of Stockholders, to be held at 11:00 A.M. on January 17, 2007 at Boston University Corporate Education Center, 72 Tyng Road, Tyngsboro , Massachusetts 01879.

Thank you in advance for your prompt consideration of these matters.

Sincerely,

COURIER CORPORATION

Internet Voting Instructions

You can vote by Internet! Available 24 hours a day 7 days a week!

Instead of mailing your proxy, you may vote your proxy using the Internet as outlined below.

To vote using the Internet

- Go to the following web site:
  WWW.COMPUTERSHARE.COM/EXPRESSVOTE
- Enter the information requested on your computer screen and follow the simple instructions.

VALIDATION DETAILS ARE LOCATED ON THE FRONT OF THIS FORM IN THE COLORED BAR.

If you vote by using the Internet, please DO NOT mail back this proxy card.

Proxies submitted by using the Internet must be received by 1:00 a.m., Central Time, on January 17, 2007.

THANK YOU FOR VOTING

Courier

☐ Mark this box with an X if you have made changes to your name or address details above.

Annual Meeting Proxy Card

A Election of Directors

PLEASE REFER TO THE REVERSE SIDE FOR INTERNET VOTING INSTRUCTIONS.

1. The Board of Directors recommends a vote FOR the listed nominees.

	For	Withhold
01 - Arnold S. Lerner	☐	☐
02 - Peter K. Markell	☐	☐
03 - George Q. Nichols	☐	☐
04 - Ronald L. Skates	☐	☐

B Issues

The Board of Directors recommends a vote FOR the following proposal.

	For	Against	Abstain
2. Proposal to approve the appointment of Deloitte & Touche LLP as the Independent Auditors of the Corporation.	☐	☐	☐
3. To transact such other business as may properly come before the meeting and/or any adjournment or adjournments thereof.			

Mark this box with an X if you have made comments below. ☐

C Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

The undersigned hereby ratifies and confirms all that said attorneys and Proxies and each of them or their substitute or substitutes may lawfully do or cause to be done by virtue hereof revoking any proxy heretofore given with respect to such shares.

Please sign this proxy exactly as your name(s) appear(s) on the books of the Corporation. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Date (mm/dd/yyyy)	Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box
/ /		

1 U P X C R R C 1

001CD40001 00MT3C 011049_COMPANY_BLANKS_1_125131146_1/000007/000007/i


7'-0"
6'-2"

E PLAN GALLERY, INC.

6659 HWY. 98 WEST, HATTIESBURG MS, 39402
PHONE: (601) 264-5028 \\\\ FAX: (601) 264-4483



COURIER CORPORATION
2006 ANNUAL REPORT
Built to Last
NOTE: VERIFY EXACT LOCATION OF WATER HEATER w/OWNER PRIOR TO CONSTRUCTION.
ATTIC ACCESS
DN
CLOSET
WH
UNFINISHED BATH
3'-10"
2'-6"
5'-8"
8'-0"
6'-4"
NOTE: FLOOR FRAMING OF BONUS ROOM TO BE LOWERED 12" TO ALLOW FOR MORE SPACE IN BONUS ROOM
APPROX 6'-2" WALL HT.
8'-0" CEILING HEIGHT LINE
8'-0" CEILING HEIGHT LINE
20'-10"
26'-4"
BONUS ROOM
ABOVE GARAGE
ROUND TRANSOM
7'-2"
7'-2"
4'-10"
14'-4"
4'-10"
24'-0"

ACCORDING TO PLAN

Books on design and complete blueprints for homes like this one are just some of the offerings of Creative Homeowner, newest member of Courier's publishing segment.



Rear Elevation



Left Elevation



Right Elevation


ULTIMATE
HOME PLANS

The Ultimate Book of Home Plans

Pg. 304 | Pg. 379

Fiscal 2006 was our best year ever, with organic growth plus two key acquisitions.

Last October Moore Langen joined our book manufacturing segment, adding new expertise in book covers, as shown in last year's Annual Report.

Then in April 2006 we reached out to a new publishing audience through Creative Homeowner, whose 120 titles include numerous category leaders in home design, decorating, and landscaping.

We hope you enjoy the following snapshot of Creative Homeowner. Perhaps it will spark some new ideas for your home. It's certainly giving *us* plenty of ideas for our business.

Financial Highlights

Dollars in millions except net income per diluted share	2006	2005
Sales	$ 269.1	$ 227.0
Net income	$ 28.4*	$ 20.9
Net income per share	$ 2.25*	$ 1.67

* Includes $3 8 million or $ 30 per share from the reversal of tax accruals
Before the tax adjustment, fiscal 2006 net income was $24 6 million or $1 95 per share


PASTA

4 x 5

Gorgeous "dream kitchen" layouts – plus practical tips on realizing your dreams – typify the cutting-edge content you'll find in Creative Homeowner's award-winning books on home design, decorating and renovation. In 2006, ten Creative titles ranked #1 in sales categories ranging from kitchen design, plumbing and wiring to decorative painting and pools & spas.


figure 1

Design Ideas for Kitchens

Pg. 110 | Pg. 20


design ideas
Kitchens

6 x 7

Original artwork, appealing design and informative text combine in *Landscaping with Stone*, winner of the 2006 Independent Publisher Book Award in the Home & Garden category. Through nearly two dozen landscaping and gardening titles, Creative Homeowner showcases the trends, techniques and regional styles that define today's most satisfying outdoor environments.




stone

Landscaping
with Stone

Pg. 74 | Pg. 17





You can practically smell spring in the air through the photographs in Creative Homeowner's *Complete Home Gardening.* Mixing images, anecdotes and step-by-step advice, Creative's winning formula yields 15-20 new titles per year plus an equal number of updates. Two series, "Smart Approach" and "Regional Home Landscaping," have each sold more than a million copies.


Sepal
Bract
Bud eye
Leaf
Hip
Rachis
Petiole
Roots
Corolla
Petal
Peduncle
Flower bud
Thorn
Calyx
Stipule
Leaflet
Stem

Complete Home Gardening

Pg. 10 | Pg. 116


COMPLETE HOME
gardening

There are many ways to build a company. Some do it by luck or improvisation. We like to work from a blueprint.

Since the mid-nineties we've been following a consistent plan with growing success. Our ten-year shareholder return is the best in *our* industry and one of the best in *any* industry.

Our blueprint is clear. We're in the book business. We publish, print and sell books. We span the entire process from author to reader and cover to cover.

We started as a book manufacturer. It's still the heart of our business. But since 2000, we've also become a force in book publishing. By integrating the two, we've been able to accelerate our growth, save money for ourselves and our customers, and produce some of the most beautiful books you'll ever see.





1,413%

Total shareholder return, ten years through 9/30/2006

[Total shareholder return for the S&P 500, ten years through 9/30/06: 128%]

20%

Compound annual growth rate in Courier's stock dividend, ten years through November 2006 across all our plants, we used our integrated information systems to find pockets of unused capacity and apply them to the short-term needs of specialty trade publishers. Our responsiveness and reputation, coupled with a continued increase in volume from our own publishing segment, enabled us to achieve double-digit growth in this profitable niche.

Like other companies, we faced cost and pricing pressures throughout the year. In both cases, productivity was our best defense. With energy costs up by $1.8 million, the segment's gross profit percentage was off slightly to 28.7% of sales, from 29.5% in fiscal 2005. Yet actual gross profits rose 11% on the increased volume – again, helped by our slightly longer fiscal year – and pretax income for the segment was up 8% to $33.6 million or $1.73 per diluted share.

Specialty Publishing – It gives me great pleasure to report gains in virtually every aspect of performance at Dover Publications, our largest publishing business. A year ago we were still in the midst of challenging projects in marketing, merchandising and distribution. In late 2005 things started falling into place, and full-year results surpassed our expectations, with sales up 12% overall, 17% to trade retailers and 16% internationally. I've already mentioned the impact of improved order fulfillment. Equally important are the enhancements in what we are delivering to trade customers. We are no longer simply selling books off a list, but offering complete merchandising programs including customized content, attractive displays, inventory management and online marketing to bring consumers into stores. The response has been dramatic, with retailers reporting significant improvements in inventory turn and sales per square foot – which means more product sales for us, as well as increased visibility for the Dover brand. At the same time, Dover's content has never been better or more tuned in to the needs of readers. In 2006 the subscriber base for Dover's email Sampler program grew by 68%, to more than a million.

On a smaller scale, Research & Education Association (REA), our test-preparation publisher, had an even better year, achieving sales growth of 20% through a combination of product development and innovative marketing. We added new titles to our already strong lines in teacher certification and high-stakes high school and college testing. We strengthened our ties to teachers and schools through accelerated direct marketing, in turn sowing the seeds of future brand preference among students. And we extended our leading position in CLEP study guides, which help students save time and money enroute to college degrees. With U.S. schools still far from meeting federal mandates and

DEAR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND FRIENDS

Well, we did it again. We followed our plan and had our tenth straight year of earnings growth, setting new company records for revenues, net income and earnings per share. My sincere thanks to all our employees and customers for their role in this achievement.

We reached these goals in the best possible manner: through double-digit organic growth in both segments of our business. At the same time, we benefited from the partial-year contributions of our acquisitions and a 2% *pro rata* boost provided by this year's 53-week fiscal calendar. In book manufacturing, we enjoyed a banner year as a full-line producer of textbooks, helped by increased capacity, additional sewing capabilities and Moore Langen's extraordinary expertise in book cover production. In publishing, our investment in new merchandising programs at Dover Publications yielded sales growth of 12% and a 55% increase in pretax profits, while sales at REA rose 20%. Our April acquisition of Creative Homeowner, highlighted in the preceding pages, rounded out the year by giving us an excellent position in a very attractive publishing market that's new for Courier. It also added balance and diversity to our business portfolio and created new opportunities for collaboration, both within the publishing segment and with our book manufacturing operations.

We continued to invest in service while reaping the benefits of service leadership. We expanded our book manufacturing plant in Kendallville, Indiana in preparation for the December 2006 installation of our third new MAN Roland four-color press in three years, as textbook demand remains strong. In publishing, our new distribution center and SAP information systems have speeded order fulfillment to the point where we now ship most orders the day they are received – a benefit to all our customers, and particularly book retailers seeking to capitalize on short-term spikes in demand.

Finally, we continued to deliver for shareholders, outperforming our industry peer group for the tenth year in a row and raising our dividend by 20% in November 2005, then by 50% in November 2006, shortly after the close of our 2006 fiscal year. We've highlighted our ten-year total shareholder return on the facing page.

MILESTONES

- Net income for fiscal 2006 was a record $28.4 million or $2.25 per diluted share, including $3.8 million or $.30 per share from a favorable tax adjustment following a state audit report. Before the adjustment, net income was $24.6 million or $1.95 per share, up 17% from 2005. It was our tenth straight year of earnings growth.
- Sales were $269 million, up 19% from 2005 and also a new record.
- Our November 2006 dividend increase marked our tenth straight year of double-digit dividend increases. Through that period, Courier's dividend has grown at a compound annual rate of 20%.
- For the seventh year in a row, we were honored by the Printing Industries of America as one of the "Best Workplaces in the Americas."
- We were again recognized by *Forbes* as one of the "200 Best Small Companies in America," and by *The Boston Globe* in its annual Globe 100 list of the "Best of Massachusetts Business."
- We maintained our strong financial condition, finishing the year with modest debt of $17 million after investing more than $85 million in future growth.

SEGMENTS

Book Manufacturing — Sales grew across the board to $220 million, spanning all three of our primary markets of education, religion and specialty trade. Our biggest growth continued to come from four-color textbooks for elementary and high schools, where our sales rose more than twice as fast as the overall market. This year, for the first time, we were able to serve the entire breadth of the market, having not only increased our press and cover capacity but also acquired specialized sewing equipment to meet durability specifications for student-edition textbooks. With the resources in place, we quickly proved our ability to deliver Courier quality at the volume our customers are looking for. We expect our strong performance to lead to more above-market growth as demand continues to rise.

We also performed well for religious and specialty trade publishers. At our Philadelphia plant, we committed to a new generation of religious printing and binding technology that will not only help us meet anticipated demand, but also enhance value for customers and improve operating efficiency. Meanwhile, colleges broadening their offerings to students of all ages, REA's opportunities continue to expand.

All of which brings me to Creative Homeowner, the newest jewel in our publishing lineup. If you've reached this far in our Annual Report, you can't help being impressed by the quality and appeal of Creative Homeowner's products. The pictures you've already seen tell the story better than I ever could. But I will make a few observations.

Like Dover and REA, Creative Homeowner has a proud history, a distinctive business model and a growing library of proprietary content. Like Dover and REA, it serves attractive publishing markets that don't conflict with customers served by our book manufacturing segment. At the same time, it has unique attributes that should prove beneficial to all our publishing businesses. As a long-time book distributor to Lowe's stores, it has a deep understanding of what works in retail floor displays and how to maximize a retailer's return on book inventory investment. Also, through *UltimatePlans.com*, its direct-to-consumer home-plans business, it has a high-value product line serving families at the moment they embark on the lifelong journey of home ownership. In these and many other ways, Creative Homeowner brings new avenues of opportunity to our publishing segment and strengthens our entire company.

TRANSITIONS

Shortly after the close of our fiscal year, we made several organizational moves to strengthen our team and improve our alignment with evolving customer needs. The process began with George Nichols' decision to retire as Chairman of National Publishing Company, our Philadelphia subsidiary, in June 2007. Through 30 years with Courier, George has been an invaluable resource and friendly presence for customers, employees, and external constituencies ranging from the Book Manufacturers' Institute to the Center for the Book at the Library of Congress. While we will miss George greatly from day to day, I am pleased that we will continue to see him regularly through his service on our Board of Directors.

In anticipation of George's retirement, we have put a team in place to ensure that National's outstanding customer service will continue without interruption. Peter Tobin, National's Executive Vice President, has shifted his focus to concentrate on key accounts. Together with George, Peter and I will share responsibility for the global missionary organization that is the company's largest customer. In conjunction with this transition, I am delighted to announce that Robert P. Story, Jr., an anchor of our management team since 1989, has been named Courier's Executive Vice President and Chief Operating Officer, with Peter Folger, formerly Vice President and Corporate Controller, taking over from Bob as Senior Vice President and Chief Financial Officer. All these moves mark a natural progression for Courier, and I look forward eagerly to many more years together as a successful team.

GOALS

With additions and internal growth on both sides of our business, Courier is more balanced and broadly capable than ever before. Yet we are also more unified as we close in on our long-term vision of a complete book company. The life cycle of a book starts with an author and an idea, and doesn't end until it reaches the hands and mind of a reader. By spanning that cycle in carefully chosen markets, we've enhanced our ability to grow without sacrificing the qualities that have distinguished us in the past. Our success as a company is built on smaller successes at every stage, from how we develop ideas to how we manage capacity to how we reach out to retailers, readers and families.

I am deeply grateful to everyone who has played a part in this exciting story. There's still much more to come. Here are our goals for fiscal 2007:

- Continue to grow revenues and earnings to new records.
- Continue to build share with outstanding four-color textbooks.
- Extend our service leadership to every customer of every Courier business.
- Capitalize on synergies among our business segments and publishing brands.

Our blueprint is clear, and our plans make sense. I can't wait to see how it all turns out.

James F. Conway III
Chairman, President and Chief Executive Officer

Our April acquisition of Creative Homeowner capped a year of growth and opportunity throughout our publishing segment. For Dover Publications, fiscal 2006 proved the value of our prior retooling in product planning, merchandising and distribution, with double-digit sales growth and increased display space in thousands of retail environments. REA sharpened its focus on the high-stakes testing needs of teachers and students, achieving a 20% overall sales gain with a 42% increase in direct to end-user sales. Adding Creative Homeowner further broadened the portfolio, expanding our content and channel development capability while bringing us a superb organization that will become a sizable book manufacturing customer starting in 2008.

Helping retailers help readers

2006 sales by business unit

Dover Publications: $39 million
Research & Education Association: $6 million
Creative Homeowner (5 months): $12 million

Integrated merchandising programs from Dover Publications have yielded dramatic increases in sales per square foot at bookstores throughout the United States. New direct marketing initiatives at Research & Education Association (REA) have led to corresponding improvements in sell-through at online retailers. Courier's third publishing business, Creative Homeowner, has a long history of collaborating with retailers through its distribution relationship with Lowe's home improvement stores.



Specialty Publishing

Sales up **43%**

Pretax income up **58%**

Helping teachers help students

REA honor roll

AP US History
GRE General
CLEP General
PRAXIS Teacher Certification

Nationwide emphasis on academic performance continues to drive healthy growth in both of Courier's business segments. Demand for four-color elementary and high school textbooks made 2006 a record year in book manufacturing. In publishing, REA capitalized on the expansion of high-stakes testing with new titles in teacher certification, SAT and AP exam preparation as well as its category-leading CLEP (College-Level Examination Program) franchise. By enabling students to obtain full credit for prior coursework, CLEP is rapidly emerging as a means of helping families offset rising college costs.

Book Manufacturing


Sales up
14%
Pretax income up
8%

Investments in capacity, productivity and service helped us set new records in book manufacturing. With two MAN Roland presses running 24/7 and a third on the way, four-color sales have risen 91% since 2003. With the addition of Moore Langen book covers and new sewing capabilities, we have become a full-line, one-stop resource for educational publishers, and they have responded enthusiastically in a rising market. Orders for religious books also increased as we prepared for next-generation equipment in anticipation of further growth. Efficiency and service go hand in hand at Courier: with advanced workflow systems linking all six plants, productivity is up at every stage and customers get books faster than ever.



The best people, the best tools



Prepress productivity
(new pages/employee)

2001: 14,467
2006: 36,784
Increase: 154%

Service leadership starts with our people, but also includes the systems that support them. Steady investments in technology and training have streamlined workflow, improved accuracy, and made it easier than ever to be a Courier customer. From online proofing to XBIT transaction technology, we provide state-of-the-art tools to help publishers get books to market quickly and predictably. We also work hard to justify our "Best Workplace" rating. In 2006 we provided more than 50,000 hours of training on subjects ranging from new equipment to health and safety procedures.

Every page counts



2000 $3.7 [illegible]
2003 $6.3 million
2006 $8.6 [illegible]

*Books manufactured by Courier for Courier publishing businesses

With the installation of our third MAN Roland press in the fall of 2006, Courier four-color printing capacity is up fourfold in three years. At the same time, we've improved our ability to use our capacity efficiently. With a common infrastructure and consistent approach, we can match resources to jobs across all our plants, balancing workloads and optimizing utilization. We also use our technology and process expertise to help customers offset rising paper costs by reducing waste at the make-ready and run stages. As a result of our disciplined investment program, our plant in Kendallville, Indiana is now widely regarded as the most efficient four-color textbook facility in the industry.

Stylish, colorful, student-proof



Education sales growth

(Compound Annual Growth Rate, 1996-2005)
Courier: 13.1%
Industry: 6.0%
[Source: Book Industry Study Group]

Demand for elementary and high school textbooks continues to grow, fueled by enrollment demographics and a rising tide of statewide mandates for new textbook adoption. Between the acquisition of Moore Langen last fall and the installation of McCain sewing systems this spring, we now serve this market from cover to cover. Textbook buyers specify McCain sewing to ensure that bindings will stand up to years of hard use. Moore Langen book covers accommodate a variety of special effects to capture the interest of students, teachers and school districts.




THE THIN MAN
Sequential Human Anatomy Program


Clip Art
FAMOUS AMERICANS
EGYPTIAN DESIGNS

Financial Review





Five-Year Financial Summary	36
Management's Discussion and Analysis	37
Consolidated Statements of Income	53
Consolidated Balance Sheets	54
Consolidated Statements of Cash Flows	56
Consolidated Statements of Changes in Stockholders' Equity	58
Notes to Consolidated Financial Statements	60
Report of Independent Registered Public Accounting Firm	82
Selected Quarterly Financial Data (Unaudited)	83
Officers and Directors	84
Corporate Information	86

T

Five-Year Financial Summary

(Dollar amounts in millions except per share data)	2006*	2005	2004	2003	2002
Net sales	$ 269.1	$ 227.0	$ 211.2	$ 202.0	$ 201.0
Gross profit	88.5	75.2	68.6	67.4	62.6
Net income	28.4	20.9	19.2	18.3	15.7
Net income per diluted share	2.25	1.67	1.56	1.50	1.31
Dividends per share	0.48	0.33	0.23	0.20	0.18
Working capital	46.2	66.9	57.3	50.9	34.0
Current ratio	2.3	3.2	2.9	2.9	2.2
Capital expenditures	29.4	19.7	13.4	10.9	4.9
Depreciation and amortization	14.8	11.7	10.9	9.8	10.7
Total assets	247.2	197.0	175.2	151.5	131.8
Long-term debt	17.2	0.4	0.5	0.6	0.7
Long-term debt as a percentage of capitalization	8.6%	0.3%	0.4%	0.5%	0.7%
Stockholders' equity	182.3	156.5	135.4	115.7	95.9
Return on stockholders' equity	16.8%	14.3%	15.3%	17.3%	17.8%
Stockholders' equity per share	14.65	12.71	11.24	9.73	8.18
Shares outstanding (in 000's)	12,445	12,313	12,047	11,897	11,732
Number of employees	1,724	1,479	1,465	1,420	1,455

Prior year amounts have been retroactively adjusted to reflect the adoption of SFAS 123R (Notes A and F).

Net income per diluted share is based on weighted average shares outstanding; stockholders' equity per share is based on shares outstanding at year end. Shares outstanding and per share amounts have been retroactively adjusted to reflect three-for-two stock splits distributed on May 27, 2005 and December 5, 2003 (see Note A).

Net sales, gross profit, net income, net income per diluted share and return on stockholders' equity for 2003 and 2002 reflect continuing operations. Results from a discontinued operation were income of $848,000 (including a gain on disposal) in 2003 and a loss of $120,000 in 2002.

* Fiscal 2006 was a 53-week period. Fiscal 2006 results include the reversal of a $3.8 million, or $0.30 per diluted share, income tax reserve (Note C).

Management's Discussion and Analysis

FORWARD-LOOKING INFORMATION

The Annual Report to shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies are considered "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' demand for the Company's products, including seasonal changes in customer orders, changes in raw material costs and availability, pricing actions by competitors, consolidation among customers and competitors, success in the integration of acquired businesses, changes in operating expenses including energy costs, changes in technology, difficulties in the start up of new equipment or information technology systems, changes in copyright laws, changes in tax regulations, changes in the Company's effective income tax rate, and general changes in economic conditions, including currency fluctuations and changes in interest rates. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. The forward-looking statements included herein are made as of the date hereof, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

OVERVIEW

Courier Corporation, founded in 1824, is one of America's leading book manufacturers and specialty publishers. The Company has two business segments: book manufacturing and specialty publishing. The book

T

Management's Discussion and Analysis

manufacturing segment streamlines the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the fifth largest book manufacturer in the United States and largest in the Northeast, offering services from prepress and production through storage and distribution. The specialty publishing segment consists of Dover Publications, Inc. ("Dover") and Research & Education Association, Inc. ("REA"), as well as the recent acquisition of Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"). Dover publishes over 9,000 titles in more than 30 specialty categories ranging from literature to paper dolls, and music scores to clip art. REA publishes test preparation and study-guide books for high school, college and graduate students, and professionals. Creative Homeowner publishes and distributes books, home plans and related products to the home and garden market.

Results of Operations

FINANCIAL HIGHLIGHTS (Dollars in thousands except per share amounts)	2006	2005	2004	Percent Change 2006 vs. 2005	Percent Change 2005 vs. 2004
Net sales	$269,051	$227,039	$211,179	18.5%	7.5%
Gross profit	88,516	75,186	68,570	17.7%	9.6%
As a percentage of sales	32.9%	33.1%	32.5%		
Selling and administrative expenses	50,144	42,823	38,732	17.1%	10.6%
Interest (income)/expense, net	182	(388)	(23)		
Gain on real estate sale	-	-	250		
Pretax income	38,190	32,751	30,111	16.6%	8.8%
Provision for income taxes	9,810	11,883	10,877		
Net income	$28,380	$20,868	$19,234	36.0%	8.5%
Net income per diluted share	$2.25	$1.67	$1.56	34.7%	7.1%

Fiscal year 2006 was a 53-week period compared with 52-week periods in fiscal years 2005 and 2004. The pro rata effect of the extra week contributed approximately 2% to fiscal 2006 increases in comparison to fiscal 2005 results.

Revenues in fiscal 2006 increased in both of the Company's operating segments compared to last year. Acquisitions made during fiscal 2006 contributed positively to financial results, adding $24 million to sales and $0.06 to earnings per diluted share. Book manufacturing revenues were up 14% in fiscal 2006 compared to last year, reflecting higher textbook sales and the Moore Langen acquisition discussed below. Sales in the specialty publishing segment for fiscal 2006 were up 43% compared to the prior year as a result of growth in both of the segment's existing businesses as well as the acquisition during the third quarter of Creative Homeowner. Net income was $28.4 million, which included $3.8 million, or $0.30 per diluted share, from the reversal of tax accruals resulting from a state tax audit report received during the fourth quarter and the expiration of certain statutory limitations. Without the effect of this tax accrual reversal, net income was $24.6 million, or $1.95 per diluted share, up 18% over fiscal 2005. In fiscal 2005, revenues were 7.5% higher than the prior year, primarily due to growth in four-color textbooks to the education market.

Business Acquisitions – On April 28, 2006, the Company acquired Creative Homeowner, a New Jersey-based publisher and distributor of books, home plans, and related products for the $340 million home and garden retail book market. On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen") an Indianapolis-based printer specializing in manufacturing book covers. On January 6, 2004, the Company purchased substantially all of the assets of REA, a publisher of test preparation and study-guide books. Each of these acquisitions was accounted for as a purchase, and accordingly, the financial results of Creative Homeowner and REA were included in the specialty publishing segment from the date of acquisition and the financial results of Moore Langen were included in the book manufacturing segment from the date of acquisition.

Stock-Based Compensation – In the first quarter of fiscal 2006, the Company adopted the provisions of Statement of Financial Accounting Standards 123R, "Share-Based Payment" ("SFAS 123R"), an accounting rule requiring the expensing of stock options. All prior periods presented have been restated on a retrospective basis consistent with the pro forma

Management's Discussion and Analysis

disclosures required for those periods by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Prior to the adoption of SFAS 123R, the Company applied APB 25 to account for its stock-based awards. Under APB 25, the Company generally only recorded stock-based compensation expense for the vesting of stock grants as well as shares issued to directors in lieu of cash for annual retainer fees. Under the provisions of APB 25, the Company was not required to recognize compensation expense for the cost of stock options or for shares issued under the Company's Employee Stock Purchase Plan ("ESPP"). Beginning with its 2006 fiscal year, with the adoption of SFAS 123R, the Company recorded stock-based compensation expense for the cost of stock options (using the Black-Scholes option-pricing model), stock grants, and shares issued under the ESPP. The incremental impact of adoption of this standard was a reduction in net income of approximately $784,000, $1,266,000 and $1,306,000 in fiscal 2006, 2005 and 2004, respectively.

The following table provides information on the impact on the accompanying income statements of adopting SFAS 123R on a retrospective basis.

	2006	2005	2004
Net income as reported	$ 28,380,000	$ 20,868,000	$ 19,234,000
Add: Total stock-based compensation expense, net of related tax effects	1,079,000	1,493,000	1,494,000
Less: Stock grants expense, net of related tax effects	(295,000)	(227,000)	(188,000)
Pro forma net income	$ 29,164,000	$ 22,134,000	$ 20,540,000
Net income per share as reported:			
Basic	$2.30	$1.72	$1.61
Diluted	2.25	1.67	1.56
Pro forma net income per share:			
Basic	$2.37	$1.83	$1.72
Diluted	2.31	1.77	1.66

Unrecognized stock-based compensation cost at September 30, 2006 was $1.7 million to be recognized over a weighted-average period of 2.3 years. The cumulative effect of the adoption of SFAS 123R on the Company's consolidated balance sheet at September 27, 2003 resulted in an increase in additional paid-in capital of $3,177,000, a reduction in retained earnings of $3,233,000, elimination of unearned compensation of $350,000, and a reduction in deferred income tax liabilities of $294,000.

The Company annually issues a combination of stock options and stock grants to its key employees under its stock plans. Prior to 2004, stock-based awards to key employees consisted primarily of stock options. Beginning in 2004, the Company reduced the number of stock options granted and added restricted stock awards. Stock options awarded in 2004 vested in one year. Stock options awarded in 2005 and 2006 vest over three years. Stock grants generally vest over 3 years. Under the Company's ESPP, eligible employees may purchase shares of stock for not less than 85% of fair market value at the end of the grant period. Prior to 2005, the purchase price was determined based upon 85% of fair market value at the beginning or end of the grant period. In January 2005, stockholders approved a new stock equity plan for non-employee directors (the "2005 Plan"). The option price per share is the fair market value at the time the option is granted. The 2005 Plan replaced a plan that had allowed directors to make an election to apply their annual retainer fee toward the granting of stock options at a price per share that was $5 below the fair market value at the time of the option award. During the first quarter of fiscal 2005 prior to the adoption of the new plan, 9,000 shares were issued to non-employee directors under the previous Directors Option Plan.

Management's Discussion and Analysis

Book Manufacturing Segment

SEGMENT HIGHLIGHTS (Dollars in thousands)	2006*	2005	2004	Percent Change 2006 vs. 2005	Percent Change 2005 vs. 2004
Net sales	$ 220,115	$ 193,623	$ 177,225	13.7%	9.3%
Gross profit	63,156	57,110	49,385	10.6%	15.6%
As a percentage of sales	28.7%	29.5%	27.9%		
Selling and administrative expenses	30,283	26,695	24,279	13.4%	10.0%
Interest income, net	(733)	(700)	(330)	4.7%	112.1%
Pretax income	$ 33,606	$ 31,115	$ 25,436	8.0%	22.3%

* Fiscal year 2006 was a 53-week period.

Within this segment, the Company focuses on three key publishing markets: education, religious and specialty trade. Sales to the education market rose 11% in fiscal 2006 compared with 2005, with 4% of this increase attributed to the addition of Moore Langen. Sales increased in all levels of the market, with particular strength in four-color textbooks for elementary and high schools. The newest four-color press installation in December 2005, and related bindery expansion, provided the necessary capacity to meet the growing demand for educational books. Sales growth in the religious and the specialty trade markets increased 2% and 9%, respectively, compared with the prior year. In fiscal 2005, compared with fiscal 2004, sales to the education market rose 15%, with gains achieved at all levels, from elementary and high school through college. Growth in four-color textbooks to the education market was particularly strong in fiscal 2005, enabled by a new four-color press installed in April 2004. In the religious market, sales were flat in 2005 compared to the prior year, reflecting a decision to discontinue manufacturing certain low-priced work. Sales to the specialty trade market were up 7% in fiscal 2005 compared to 2004 as a result of strong demand late in the year.

Gross profit in this segment increased 11% to $63.2 million compared with 2005, reflecting the increased sales volume. As a percentage of sales, gross profit decreased slightly to 28.7% in fiscal 2006 from 29.5% in 2005, reflecting a $1.8 million increase in utility costs as well as the impact of a highly competitive industry environment. In 2005, gross profit in this segment increased by 16% compared with 2004 and as a percentage of sales, increased to 29.5% in 2005 from 27.9% in 2004. Growth in sales volume, especially in four-color textbooks, and continued productivity gains, more than offset the effects of increased energy and medical costs.

Selling and administrative expenses in this segment were $30.3 million, up $3.6 million or 13% over the prior year. This increase was primarily due to the addition of Moore Langen and the 53rd week in fiscal 2006. As a percentage of sales, selling and administrative expenses were 13.8% in 2006, comparable to the prior year. In 2005, selling and administrative expenses were $26.7 million, 10% higher than 2004, reflecting higher compensation costs of approximately $1.5 million associated with increased sales and profitability, as well as audit, legal and other expenses related to compliance with the provisions of Sarbanes-Oxley. As a percentage of sales, selling and administrative expenses increased slightly to 13.8% in 2005 from 13.7% in 2004.

Intercompany interest income allocated to the book manufacturing segment in fiscal 2006 increased to $733,000 compared to $700,000 in 2005. This increase was primarily the result of higher interest rates offset in part by interest expense allocated to Moore Langen. The increase in allocated interest income in fiscal 2005 from $330,000 in 2004 reflects cash generated within the segment as well as higher interest rates.

Pretax income in the Company's book manufacturing segment in fiscal 2006 increased 8% to $33.6 million, or, on an after-tax basis, $1.73 per diluted share compared to $31.1 million, or $1.62 per diluted share, in 2005. Fiscal 2005 pretax income of $31.1 million, or $1.62 per diluted share, increased 22% compared to $25.4 million, or $1.35 per diluted share, in 2004.

Management's Discussion and Analysis

Specialty Publishing Segment

SEGMENT HIGHLIGHTS (Dollars in thousands)	2006*	2005	2004	Percent Change 2006 vs. 2005	Percent Change 2005 vs. 2004
Net sales	$57,549	$40,254	$40,787	43.0%	-1.3%
Gross profit	25,468	18,487	19,545	37.8%	-5.4%
As a percentage of sales	44.3%	45.9%	47.9%		
Selling and administrative expenses	18,431	14,292	12,723	29.0%	12.3%
Interest expense, net	915	312	307	193.3%	1.6%
Pretax income	$ 6,122	$ 3,883	$ 6,515	57.7%	-40.4%

* Fiscal year 2006 was a 53-week period.

The Company's specialty publishing segment is comprised of Dover, REA since its acquisition in January 2004, and Creative Homeowner since its acquisition on April 28, 2006. Creative Homeowner is a New Jersey-based publisher and distributor of books, home plans, and related products for the $340 million home and garden retail book market. Fiscal 2006 sales in this segment were $57.5 million, a 43% increase over the prior year, with approximately $12 million of the increase attributable to the addition of Creative Homeowner. Dover's sales increased 12% in fiscal 2006 to $39.0 million compared to 2005, including a 17% increase in trade sales, a 16% increase in international sales, and a 6% increase in direct-to-consumer sales. Sales at REA increased 20% in fiscal 2006 compared to the prior year. The sales growth at both Dover and REA reflect the success of new marketing and merchandising programs as well as the completion of information technology and distribution upgrades which enhanced customer service and accelerated deliveries. The segment reported fiscal 2005 sales of $40.3 million, down 1% from $40.8 million in fiscal 2004. REA sales totaled $5.6 million in fiscal 2005 compared to $3.9 million in 2004, which was a partial year starting at the date of acquisition in January 2004. Dover sales were down 6% in 2005 to $34.7 million compared to the prior year. The decline at Dover reflected soft sales to trade retailers as well as fourth-quarter shipment delays and a resulting increase in order backlogs of approximately $600,000 in conjunction with a major warehouse relocation project and the implementation of an enterprise-wide information system. Despite these difficulties, Dover's direct-to-consumer sales for 2005 were up 12% over 2004.

Gross profit in this segment increased 38% to $25.5 million in 2006 reflecting the improvement in Dover's sales and the contribution of Creative Homeowner. As a percentage of sales, gross profit was 44.3% compared to 45.9% in 2005, resulting from costs associated with the acquisition of Creative Homeowner. Creative Homeowner's gross profit percentage since acquisition was 32%, including the cost associated with a required purchase accounting write-up to fair market value of approximately $370,000 in their opening inventory and which had been sold and charged to cost of sales during 2006. Gross profit in the specialty publishing segment was $18.5 million in 2005 compared to $19.5 million in 2004. Dover's gross profit as a percentage of sales decreased to 46.2% from 49.4% in the prior year, reflecting the reduction in sales. In addition, Dover incurred costs of approximately $500,000 in 2005 in connection with relocating a significant portion of Dover's leased offsite warehousing space to available warehouse space owned by the Company. REA's gross profit percentage for fiscal 2005 was 44.2% versus 34.4% in 2004. This improvement was due, in large part, to the expense related to a required purchase accounting write up of inventory to fair market value when REA was acquired. The original inventory write up was approximately $1 million and was being expensed as the acquired inventory was sold. Approximately $250,000 of the inventory write up was expensed in 2005 compared to $600,000 in 2004.

Selling and administrative expenses for this segment were $18.4 million in 2006, up from $14.3 million in 2005. The acquisition of Creative Homeowner represents approximately $3.0 million of the increase. Creative Homeowner's selling and administrative expenses include approximately $325,000 for amortization of intangibles. Selling and administrative expenses for Dover and REA increased by $1.1 million, or 8%, compared to the prior year, primarily as a result of increased sales and related marketing expenses. As a percentage of sales, selling and administrative expenses in

Management's Discussion and Analysis

2006 decreased to 32.0% from 35.5% in the prior year. In 2005, selling and administrative expenses in the specialty publishing segment were $14.3 million, an increase of 12% over 2004, primarily as a result of the addition of REA to the segment in January 2004 and increases in sales and marketing activities at Dover. In addition, a project was underway in 2005 to replace information systems at Dover with a new fully integrated system. The implementation of the SAP system and other process improvements began in July 2005 at Dover and added approximately $200,000 of expenses in 2005.

Intercompany interest expense is allocated to the specialty publishing segment based on the acquisition cost of Dover, REA, and Creative Homeowner, reduced by cash generated by each business since acquisition. Such intercompany interest expense in fiscal 2006 was $915,000 compared to $312,000 in 2005 and $307,000 in 2004. The increase in interest expense allocated to this segment in 2006 reflects the $37 million acquisition of Creative Homeowner. Intercompany interest expense for Dover and REA decreased in 2006 reflecting the benefit of cash generated by these businesses. Intercompany interest expense for Dover and REA was comparable between fiscal 2005 and 2004.

In fiscal 2006, pretax income in the specialty publishing segment increased 58% over the prior year to $6.1 million, or, on an after-tax basis, $0.31 per diluted share. Pretax income in fiscal 2005 was $3.9 million, or, on an after-tax basis, $0.19 per diluted share, compared to $6.5 million, or $0.33 per diluted share in 2004. REA contributed approximately $170,000 to pretax income, or $0.01 per diluted share, in 2004.

Total Consolidated Company – Interest expense, net of interest income, was $182,000 in fiscal 2006 while interest income, net of interest expense, was $388,000 in 2005 and $23,000 in 2004. During the past three years, the Company had not borrowed under its revolving credit facility until April 2006 when approximately $20 million was borrowed towards the purchase of Creative Homeowner. Average debt in 2006 under the revolving credit facility was approximately $6.9 million at an average annual interest rate of 5.7%. Interest expense also includes commitment fees and other costs associated with maintaining this credit facility. Cash investments in 2006 averaged approximately $11.6 million at an average annual interest rate of 3.9%. The Company's average cash investments for 2005 were approximately $26.5 million, earning a 2.5% average annual interest rate, and approximately $17.7 million for 2004, earning at an average annual interest rate of 1.3%. These investments generated interest income of approximately $450,000 in 2006, $666,000 in 2005, and $230,000 in 2004. Capitalized interest, related to a new four-color press, was $74,000 in 2004. No interest was capitalized in 2006 or 2005.

Other income in 2004 is comprised of a pretax gain of approximately $250,000 resulting from the sale of an unused portion of the Company's multi-building manufacturing complex in Westford, Massachusetts.

During the fourth quarter of 2006, the Company reversed an income tax accrual pursuant to receipt of a state tax audit report and the expiration of certain statutory limitations. As a result, the Company's 2006 effective tax rate reflects a reduction in its income tax expense of $3.8 million, or $0.30 per diluted share. Without the effect of this tax accrual reversal, the effective tax rate was 35.6% compared to 36.3% in 2005. This decline in the effective tax rate is due in large part to the impact of the retrospective adoption of SFAS 123R at the beginning of fiscal 2006. Although non-deductible stock compensation costs increased the effective tax rate by 0.4% in fiscal 2006, the impact in 2005 was higher at 0.9%. In addition, the fiscal 2006 tax rate reflects a federal tax benefit for manufacturers associated with the American Jobs Creation Act of 2004. The Company's effective tax rate for 2005 was 36.3% compared to 36.1% for 2004, reflecting a reduced federal tax benefit from export related income associated with the American Jobs Creation Act of 2004.

For purposes of computing net income per diluted share, weighted average shares outstanding increased by approximately 118,000 shares in 2006 and 136,000 shares in 2005. These increases were primarily due to options exercised and shares issued under the Company's stock plans and the impact of potentially dilutive shares.

Management's Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided $39.2 million of cash in 2006 compared to $34.2 million in 2005. Net income for 2006 was $28.4 million, stock-based compensation was $1.4 million, depreciation was $11.1 million, amortization of prepublication costs was $3.4 million, and amortization of intangible assets was $0.3 million. Working capital changes used approximately $6.1 million of cash, as a result of an increase in accounts receivable and a reduction in accrued taxes.

Investment activities in 2006 used $84.8 million of cash, including $51.2 million for the acquisitions of Moore Langen and Creative Homeowner. Capital expenditures were approximately $29.4 million, including approximately $21 million for new four-color presses and related equipment and an expansion of the Kendallville, Indiana facility. A four-color press was installed in December 2005 and deposits were made on another four-color press to be installed in December 2006. This press is identical to the presses installed in April 2004 and December 2005. Capital also included investments to increase productivity, lower costs and improve employee safety. For fiscal 2007, capital expenditures are expected to be approximately $25 to $28 million. This amount includes completing the current four-color expansion program, as well as expanding capacity in the religious book manufacturing operation. Prepublication costs in 2006 were approximately $4.3 million, reflecting increased investments in new title offerings at Dover and REA as well as the acquisition of Creative Homeowner. These costs are expected to increase to approximately $5 million in 2007, reflecting a full year of Creative Homeowner publishing activity and modest growth at Dover and REA.

Financing activities provided approximately $13.1 million of cash in 2006. The Company borrowed approximately $20 million under the revolving credit facility towards the purchase of Creative Homeowner in April. At September 30, 2006, the Company had $16.9 million in borrowings under its $60 million long-term revolving credit facility. Dividend payments in 2006 were $5.9 million, 46% higher than the $4.1 million paid in 2005. Proceeds from stock plans were $1.7 million, primarily from the exercise of stock options. The revolving credit facility, which bears interest at a floating rate, is used by the Company for both its long-term and short-term financing needs. In May 2006, the Company increased the amount available under this facility from $45 million to $60 million and extended the maturity date to March 2009. In November 2006, subsequent to fiscal 2006 year end, the revolving credit facility was increased to $100 million, the bank group was expanded from three banks to five banks and the maturity date was extended to 2011. The Company believes that its cash on hand, cash from operations and the available credit facility will be sufficient to meet its cash requirements through 2007.

The following table summarizes the Company's contractual obligations and commitments at September 30, 2006 to make future payments as well as its existing commercial commitments. Purchase obligations represent amounts for capital commitments for a new four-color press and other projects.

		000's omitted Payments due by period			
Contractual Payments:	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-Term Debt	$ 17,311	$ 88	$ 17,069	$ 154	$ -
Operating Leases	10,432	3,103	3,727	2,056	1,546
Purchase Obligations	14,700	14,100	600	-	-
Other Long-Term Liabilities	3,037	-	1,413	350	1,274
Total	$ 45,480	$ 17,291	$ 22,809	$ 2,560	$ 2,820

Long-term debt includes $16.9 million under the Company's revolving credit facility, which had a maturity date of March 2009 as of September 30, 2006. In November 2006, the maturity date of this facility was extended to 2011.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 applies to fiscal years beginning after December 15, 2006; the Company's 2008 fiscal

Management's Discussion and Analysis

year. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which will be effective at the end of the Company's 2007 fiscal year. The Company does not believe the adoption of either FIN No. 48 or SFAS 158 will have a material effect on its consolidated financial position, results of operations or cash flows.

RISKS

Our businesses operate in markets that are highly competitive, and the Company faces competition on the basis of price, product quality, speed of delivery, customer service, availability of appropriate printing capacity and paper, related services and technology support. Some of our competitors have greater sales, assets and financial resources than our Company and others, particularly those in foreign countries, may derive significant advantages from local governmental regulation, including tax holidays and other subsidies. These competitive pressures could affect prices or customers' demand for our products, impacting our profit margins and/or resulting in a loss of customers and market share. The Company derived approximately 40% of its 2006 revenues, 47% of its 2005 revenues, and 44% of its 2004 revenues from two major customers. A significant reduction in order volumes or price levels from either of them could have a material adverse effect on the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to collectibility of accounts receivable, recovery of inventories, impairment of goodwill and other intangibles, prepublication costs and income taxes. Management bases its estimates and judgments on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates. The significant accounting policies which management believes are most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

Accounts Receivable — Management performs ongoing credit evaluations of the Company's customers and adjusts credit limits based upon payment history and the customer's current credit worthiness. Collections and payments from customers are continuously monitored. A provision for estimated credit losses is determined based upon historical experience and any specific customer collection issues that have been identified. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories — Management records reductions in the cost basis of inventory for excess and obsolete inventory based primarily upon historical and forecasted product demand. If actual market conditions are less favorable than those projected by management, additional inventory charges may be required.

Goodwill and Other Intangibles — Other intangibles include customer lists which are amortized on a straight-line basis over periods ranging from ten to fifteen years. The Company evaluates possible impairment of goodwill and other intangibles annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The Company completed the annual impairment test at September 30, 2006 resulting in no

Management's Discussion and Analysis

change to the nature or carrying amounts of its intangible assets. Changes in market conditions or poor operating results could result in a decline in value thereby potentially requiring an impairment charge in the future.

Prepublication Costs — The Company capitalizes prepublication costs, which include the costs of acquiring rights to publish a work and costs associated with bringing a manuscript to publication such as artwork and editorial efforts. Prepublication costs are amortized on a straight-line basis over periods ranging from three to five years. Management regularly evaluates the sales and profitability of the products based upon historical and forecasted demand. Based upon this evaluation, adjustments may be required to amortization expense.

Income Taxes — The income tax provision and related accrued taxes are based on amounts reported on the Company's tax returns and changes in deferred taxes. Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities. Changes in the recoverability of the Company's deferred tax assets or audits by tax authorities could result in future charges or credits to income tax expense, and related accrued and deferred taxes.

Consolidated Statements of Income

For the Years Ended	September 30, 2006	September 24, 2005	September 25, 2004
Net sales (Note A)	$ 269,051,000	$ 227,039,000	$ 211,179,000
Cost of sales	180,535,000	151,853,000	142,609,000
Gross profit	88,516,000	75,186,000	68,570,000
Selling and administrative expenses	50,144,000	42,823,000	38,732,000
Interest (income) expense, net	182,000	(388,000)	(23,000)
Other income (Note J)	-	-	250,000
Pretax income	38,190,000	32,751,000	30,111,000
Provision for income taxes (Note C)	9,810,000	11,883,000	10,877,000
Net income	$ 28,380,000	$ 20,868,000	$ 19,234,000
Net income per share (Notes A and K):			
Basic	$ 2.30	$ 1.72	$ 1.61
Diluted	$ 2.25	$ 1.67	$ 1.56
Cash dividends declared per share	$ 0.48	$ 0.33	$ 0.23

The accompanying notes are an integral part of the consolidated financial statements.

Fiscal year 2006 was a 53-week period. Prior year amounts have been retroactively adjusted to reflect adoption of SFAS 123R (Notes A and F).

Consolidated Balance Sheets

	September 30, 2006	September 24, 2005
Assets		
Current assets:		
Cash and cash equivalents (Note A)	$ 1,483,000	$ 34,038,000
Accounts receivable, less allowance for uncollectible accounts of $1,593,000 in 2006 and $1,139,000 in 2005 (Note A)	46,002,000	34,207,000
Inventories (Note B)	29,565,000	25,451,000
Deferred income taxes (Note C)	3,703,000	2,945,000
Other current assets	1,110,000	962,000
Total current assets	81,863,000	97,603,000
Property, plant and equipment (Note A):		
Land	1,296,000	1,059,000
Buildings and improvements	29,539,000	26,877,000
Machinery and equipment	163,395,000	134,222,000
Furniture and fixtures	1,973,000	1,850,000
Construction in progress	18,368,000	13,392,000
	214,571,000	177,400,000
Less–Accumulated depreciation and amortization	(129,323,000)	(118,285,000)
Property, plant and equipment, net	85,248,000	59,115,000
Goodwill, net (Notes A, H and I)	55,406,000	33,255,000
Other intangibles, net (Notes A and H)	13,691,000	-
Prepublication costs (Note A)	9,327,000	5,399,000
Other assets (Note G)	1,653,000	1,593,000
Total assets	$ 247,188,000	$ 196,965,000

The accompanying notes are an integral part of the consolidated financial statements.

Prior year amounts have been retroactively adjusted to reflect adoption of SFAS 123R (Notes A and F).

	September 30, 2006	September 24, 2005
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt (Note D)	$ 88,000	$ 85,000
Accounts payable (Note A)	15,778,000	10,534,000
Accrued payroll	9,534,000	7,799,000
Accrued taxes (Note C)	3,362,000	5,770,000
Other current liabilities	6,928,000	6,474,000
Total current liabilities	35,690,000	30,662,000
Long-term debt (Notes A and D)	17,222,000	425,000
Deferred income taxes (Notes C and F)	8,913,000	6,398,000
Other liabilities	3,037,000	3,020,000
Total liabilities	64,862,000	40,505,000
Commitments and contingencies (Note E)		
Stockholders' equity (Notes A and F):		
Preferred stock, $1 par value — authorized 1,000,000 shares; none issued		
Common stock, $1 par value — authorized 18,000,000 shares; issued 12,445,000 shares in 2006 and 12,313,000 in 2005	12,445,000	12,313,000
Additional paid-in capital	8,592,000	5,311,000
Retained earnings	161,289,000	138,836,000
Total stockholders' equity	182,326,000	156,460,000
Total liabilities and stockholders' equity	$ 247,188,000	$ 196,965,000

Consolidated Statements of Cash Flows

For the Years Ended
Operating Activities:
Net income
Adjustments to reconcile net income to cash provided from operating activities:
Depreciation and amortization
Stock-based compensation (Notes A and F)
Deferred income taxes (Note C)
Gain on sale of asset (Note J)
Changes in assets and liabilities:
Accounts receivable
Inventory
Accounts payable
Accrued taxes
Other elements of working capital
Other long-term, net
Cash provided from operating activities
Investment Activities:
Capital expenditures
Business acquisitions (Note H)
Prepublication costs (Note A)
Proceeds from sale of asset (Note J)
Cash used for investment activities
Financing Activities:
Long-term debt borrowings (repayments)
Cash dividends
Proceeds from stock plans
Excess tax benefits from stock-based compensation
Cash provided from (used for) financing activities
(Decrease) increase in cash and cash equivalents
Cash and cash equivalents at the beginning of the period
Cash and cash equivalents at the end of the period
Supplemental cash flow information:
Interest paid
Income taxes paid (net of receipts)

The accompanying notes are an integral part of the consolidated financial statements.

Prior year amounts have been retroactively adjusted to reflect adoption of SFAS 123R (Notes A and F).

September 30, 2006	September 24, 2005	September 25, 2004
$ 28,380,000	$ 20,868,000	$ 19,234,000
14,804,000	11,660,000	10,929,000
1,431,000	1,835,000	1,730,000
1,093,000	(830,000)	2,195,000
-	-	(163,000)
(2,845,000)	(135,000)	(3,843,000)
(895,000)	(343,000)	(2,459,000)
219,000	475,000	2,775,000
(2,408,000)	35,000	(786,000)
(204,000)	486,000	(245,000)
(351,000)	111,000	(1,561,000)
39,224,000	34,162,000	27,806,000
(29,429,000)	(19,683,000)	(13,416,000)
(51,164,000)	-	(11,850,000)
(4,253,000)	(2,867,000)	(2,818,000)
-	-	1,664,000
(84,846,000)	(22,550,000)	(26,420,000)
16,800,000	(83,000)	(81,000)
(5,927,000)	(4,066,000)	(2,794,000)
1,691,000	1,632,000	1,104,000
503,000	978,000	526,000
13,067,000	(1,539,000)	(1,245,000)
(32,555,000)	10,073,000	141,000
34,038,000	23,965,000	23,824,000
$ 1,483,000	$ 34,038,000	$ 23,965,000
$ 564,000	$ 219,000	$ 249,000
$ 10,725,000	$ 11,707,000	$ 8,935,000

Consolidated Statements of Changes in Stockholders' Equity

	Total Stockholders' Equity
Balance, September 27, 2003 (Note F)	$ 115,714,000
Net income	19,234,000
Cash dividends	(2,794,000)
Stock-based compensation (Note F)	1,730,000
Other stock plan activity	1,499,000
Retire treasury stock	-
Balance, September 25, 2004	135,383,000
Net income	20,868,000
Cash dividends	(4,066,000)
Stock dividend (Note A)	-
Stock-based compensation (Note F)	1,835,000
Other stock plan activity	2,440,000
Balance, September 24, 2005	156,460,000
Net income	28,380,000
Cash dividends	(5,927,000)
Stock-based compensation (Note F)	1,431,000
Other stock plan activity	1,982,000
Balance, September 30, 2006	$ 182,326,000

The accompanying notes are an integral part of the consolidated financial statements.

Prior year amounts have been retroactively adjusted to reflect adoption of SFAS 123R (Notes A and F).

Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
$ 8,088,000	$ 3,827,000	$ 105,594,000	$ (1,795,000)
-	-	19,234,000	-
-	-	(2,794,000)	-
-	1,730,000	-	-
-	514,000	-	985,000
(57,000)	(753,000)	-	810,000
8,031,000	5,318,000	122,034,000	-
-	-	20,868,000	-
-	-	(4,066,000)	-
4,061,000	(4,061,000)	-	-
8,000	1,827,000	-	-
213,000	2,227,000	-	-
12,313,000	5,311,000	138,836,000	-
-	-	28,380,000	-
-	-	(5,927,000)	-
6,000	1,425,000	-	-
126,000	1,856,000	-	-
$ 12,445,000	$ 8,592,000	$ 161,289,000	$ -

Notes to Consolidated Financial Statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business — Courier Corporation and its subsidiaries ("Courier" or the "Company") print, publish and sell books. Courier has two business segments: book manufacturing and specialty book publishing. On April 28, 2006, the Company acquired Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), a New Jersey-based publisher and distributor of books, home plans, and related products for the home and garden retail book market. On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen") an Indianapolis-based printer specializing in manufacturing book covers. On January 6, 2004, Courier purchased substantially all of the assets of Research & Education Association, Inc. ("REA"). Both Creative Homeowner and REA are included in the specialty publishing segment and Moore Langen is included in the book manufacturing segment (see Note H).

Principles of Consolidation and Presentation — The consolidated financial statements, prepared on a fiscal year basis, include the accounts of Courier Corporation and its subsidiaries after elimination of all significant intercompany transactions. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Fiscal year 2006 was a 53-week period compared with fiscal years 2005 and 2004, which were 52-week periods.

Financial Instruments — Financial instruments consist primarily of cash, accounts receivable, accounts payable and debt obligations. The Company classifies as cash and cash equivalents amounts on deposit in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase. At September 30, 2006 and September 24, 2005, the fair market value of the Company's financial instruments approximated their carrying values. Interest income from these instruments was $450,000 in 2006, $666,000 in 2005, and $230,000 in 2004 and is included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. No interest was capitalized in 2006 and 2005; interest capitalized in 2004 was $74,000. The Company provides for depreciation of property, plant and equipment on a straight-line basis over periods ranging from 10 to 40 years on buildings and improvements and from 3 to 11 years on equipment and furnishings.

Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the lease. Expenditures for maintenance and repairs are charged against income as incurred; betterments that increase the value or materially extend the life of the related assets are capitalized. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Goodwill and Other Intangibles – The Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. There were no such events or circumstances in the periods presented. In fiscal 2006, goodwill and other intangibles increased as a result of the acquisitions of Moore Langen and Creative Homeowner (Note H). The following table reflects the fiscal 2006 changes in both goodwill and other intangibles:

	Book Manufacturing Segment	Specialty Publishing Segment	Total
Goodwill, net* at September 24, 2005	$ 9,240,000	$ 24,015,000	$ 33,255,000
Goodwill acquired	5,532,000	16,619,000	22,151,000
Goodwill, net* at September 30, 2006	$ 14,772,000	$ 40,634,000	$ 55,406,000
Other intangibles:			
Trade name acquired	$ 931,000	$ 1,370,000	$ 2,301,000
Customer lists acquired	231,000	11,502,000	11,733,000
Total other intangibles	1,162,000	12,872,000	14,034,000
Amortization of other intangibles	(324,000)	(19,000)	(343,000)
Other intangibles, net at September 30, 2006	$ 838,000	$ 12,853,000	$ 13,691,000

* Net of accumulated amortization of $2.1 million in the book manufacturing segment and $0.9 million in the specialty publishing segment.

Notes to Consolidated Financial Statements

Customer lists for Moore Langen and Creative Homeowner are being amortized over 10-year and 15-year periods, respectively. Annual amortization expense for each of the next five years will be approximately $800,000.

Long-Lived Assets — Management periodically reviews long-lived assets for impairment and does not believe that there is any material impairment of any asset of the Company.

Prepublication Costs — Prepublication costs, associated with creating new titles in the specialty publishing segment, are amortized to cost of sales using the straight-line method over estimated useful lives of three years for REA, four years for Dover Publications, Inc. ("Dover"), and five years for Creative Homeowner.

Income Taxes — Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which these differences are expected to reverse.

Revenue Recognition — Revenue is recognized upon shipment of goods to customers or upon the transfer of ownership for those customers for whom the Company provides manufacturing and distribution services. Revenue for distribution services is recognized as services are provided. Shipping and handling fees billed to customers are classified as revenue.

Use of Estimates — The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts at the date of the financial statements. Actual results may differ from these estimates.

Net Income Per Share — Basic net income per share is based on the weighted average number of common shares outstanding each period. Diluted net income per share also includes potentially dilutive items such as stock options (see Note K).

Stock Split – On May 27, 2005, the Company distributed a three-for-two stock split, effected in the form of a 50% stock dividend. Previously authorized but unissued shares were used to effect the stock dividend. Weighted average shares outstanding and per share amounts presented in the accompanying financial statements for periods prior to the stock split reflect the effect of the stock split.

Adoption of New Accounting Principle – As more fully discussed in Note F below, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"). The effective date of this new standard was the beginning of the Company's 2006 fiscal year. The Company implemented this new standard on a retrospective basis. Under this new standard, companies are required to account for stock-based compensation transactions using a fair-value method and to recognize the expense over the service period.

New Accounting Pronouncements – In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 applies to fiscal years beginning after December 15, 2006; the Company's 2008 fiscal year. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which will be effective at the end of the Company's 2007 fiscal year. The Company does not believe the adoption of either FIN No. 48 or SFAS 158 will have a material effect on its consolidated financial position, results of operations or cash flows.

Notes to Consolidated Financal Statements

B. INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 37% and 41% of the Company's inventories at September 30, 2006 and September 24, 2005, respectively. Other inventories, primarily in the specialty publishing segment, are determined on a first-in, first-out (FIFO) basis. The acquisitions of Moore Langen and Creative Homeowner increased inventories by approximately $3.3 million. Inventories consisted of the following at September 30, 2006 and September 24, 2005: .

	2006	2005
Raw materials	$ 3,910,000	$ 2,319,000
Work in process	6,295,000	6,276,000
Finished goods	19,360,000	16,856,000
Total	$ 29,565,000	$ 25,451,000

On a FIFO basis, reported year-end inventories would have been higher by $5.5 million in fiscal 2006 and $5.4 million in fiscal 2005.

C. INCOME TAXES

The provision for income taxes differs from that computed using the statutory federal income tax rates for the following reasons:

	2006	2005	2004
Federal taxes at statutory rate	$ 13,367,000	$ 11,463,000	$ 10,539,000
State taxes, net of federal tax benefit	1,168,000	947,000	837,000
Federal manufacturer's deduction	(335,000)	-	-
Tax benefit of export related income	(674,000)	(805,000)	(882,000)
Stock based compensation (Note F)	148,000	300,000	370,000
Reversal of tax reserves	(3,800,000)	-	-
Other	(64,000)	(22,000)	13,000
Total	$ 9,810,000	$ 11,883,000	$ 10,877,000

During the fourth quarter of fiscal 2006, the Company reversed an income tax reserve for $3.8 million pursuant to receipt of a state tax audit report and the expiration of certain statutory limitations.

The provision for income taxes consisted of the following:

	2006	2005	2004
Currently payable:			
Federal	$ 10,930,000	$ 11,371,000	$ 7,467,000
State	1,587,000	1,342,000	1,215,000
Reversal of tax reserves	(3,800,000)	-	-
	8,717,000	12,713,000	8,682,000
Deferred:			
Federal	906,000	(945,000)	2,122,000
State	187,000	115,000	73,000
	1,093,000	(830,000)	2,195,000
Total	$ 9,810,000	$ 11,883,000	$ 10,877,000

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of September 30, 2006 and September 24, 2005:

	2006	2005
Deferred tax assets:		
Vacation accrual not currently deductible	$ 886,000	$ 732,000
Other accruals not currently deductible	497,000	516,000
Non-deductible reserves	2,073,000	1,110,000
Other	247,000	587,000
Classified as current	3,703,000	2,945,000
Deferred compensation arrangements	1,854,000	1,649,000
Tax benefits of stock option activity	375,000	826,000
Other	47,000	152,000
Total deferred tax assets	$ 5,979,000	$ 5,572,000
Deferred tax liabilities:		
Accelerated depreciation	7,772,000	6,595,000
Goodwill and other intangibles amortization	3,417,000	2,430,000
Total deferred tax liabilities	$11,189,000	$ 9,025,000

The Company also has deferred tax assets for state net operating loss carry forwards of approximately $660,000 and $480,000 as of September 30, 2006 and September 24, 2005, respectively, for which the Company has fully provided valuation allowances.

Non-current deferred tax assets have been netted against non-current deferred tax *liabilities for balance sheet classification purposes.*

Notes to Consolidated Financial Statements

D. LONG-TERM DEBT

At September 30, 2006, the Company had $16.9 million in borrowings under its long-term revolving credit facility; no such debt was outstanding at September 24, 2005. Other long-term debt at September 30, 2006 and September 24, 2005 consisted of an obligation under an industrial development bond arrangement totaling $425,000 and $510,000, respectively, including current maturities of $88,000 and $85,000, respectively. This industrial bond arrangement bears interest at 3%. At September 30, 2006, scheduled aggregate principal payments of these obligations were $88,000 in 2007, $91,000 in 2008, $16,978,000 in 2009, $96,000 in 2010, and $57,000 in 2011. The industrial bond arrangement provides for a lien on the assets acquired with the proceeds.

The Company has a $60 million long-term revolving credit facility in place under which the Company can borrow at a rate not to exceed LIBOR plus 1.5%; such rate was 5.8% at September 30, 2006. During 2006, the Company increased the amount available under this facility from $45 million to $60 million and extended the maturity date of this facility to March 2009. The revolving credit facility is available to the Company for both its long-term and short-term financing needs.

The revolving credit facility contains restrictive covenants including provisions relating to the maintenance of working capital, the level of capital expenditures, the incurring of additional indebtedness and a quarterly test of EBITDA to debt service. It also provides for a commitment fee not to exceed 3/8% per annum on the unused portion. These fees are included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income.

E. COMMITMENTS AND CONTINGENCIES

The Company is committed under various operating leases to make annual rental payments for certain buildings and equipment. Amounts charged to operations under such leases approximated $3,108,000 in 2006, $3,363,000 in 2005 and $3,902,000 in 2004. As of September 30, 2006, minimum annual rental commitments under the Company's long-term operating leases were approximately $3,103,000 in 2007, $2,282,000 in 2008, $1,445,000 in 2009, $1,433,000 in 2010, $623,000 in 2011, and $1,546,000 in the aggregate thereafter. The Company leases one of its facilities from a corporation owned in part by an executive of one of the Company's subsidiaries. The lease agreement requires annual payments of approximately $276,000 through July 2007. In October 2006, the lease was extended to 2012. At September 30, 2006 and September 24, 2005, the Company had letters of credit outstanding of $1,270,000 and $1,318,000, respectively.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its consolidated financial statements.

F. STOCK ARRANGEMENTS

In the first quarter of fiscal 2006, the Company adopted the provisions of SFAS 123R. All prior periods presented have been restated on a retrospective basis consistent with the pro forma disclosures required for those periods by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148. Prior to the adoption of SFAS 123R, the Company applied APB 25 to account for its stock-based awards. Under APB 25, the Company generally only recorded stock-based compensation expense for the vesting of stock grants as well as shares issued to directors in lieu of cash for annual retainer fees. Under the provisions of APB 25, the Company was not required to recognize compensation expense for the cost of stock options or for shares issued under the Company's Employee Stock Purchase Plan ("ESPP"). Beginning with its 2006 fiscal year, with the adoption of SFAS 123R, the Company recorded stock-based compensation expense for the cost of stock options, stock grants, and shares issued under the ESPP. The fair value of each option awarded was calculated on the date of grant using the Black-Scholes option-pricing model.

Notes to Consolidated Financal Statements

Incremental stock-based compensation recognized in selling and administrative expenses in the accompanying financial statements, and the related tax benefit, were as follows:

	2006	2005	2004
Incremental SFAS 123R costs	978,000	1,485,000	1,440,000
Related tax benefit	(194,000)	(219,000)	(134,000)
Incremental SFAS 123R costs, net of related tax effects	784,000	1,266,000	1,306,000

The following table provides information on the impact on the accompanying income statements of adopting SFAS 123R on a retrospective basis.

Net income per share as reported:			
Basic	$2.30	$1.72	$1.61
Diluted	2.25	1.67	1.56
Pro forma net income per share:			
Basic	$2.37	$1.83	$1.72
Diluted	2.31	1.77	1.66

Unrecognized stock-based compensation cost at September 30, 2006 was $1.7 million to be recognized over a weighted-average period of 2.3 years.

The cumulative effect of the adoption of SFAS 123R on the Company's consolidated balance sheet at September 27, 2003 resulted in an increase in additional paid-in capital of $3,177,000, a reduction in retained earnings of $3,233,000, elimination of unearned compensation of $350,000, and a reduction in deferred income tax liabilities of $294,000.

Stock Incentive Plan – The Company's stock incentive plan provides for the granting of stock options and stock grants up to a total of 2,064,375 shares. Under the plan provisions, both non-qualified and incentive stock options to purchase shares of the Company's common stock may be granted to key employees. The option price per share may not be less than the fair market value of stock at the time the option is granted and incentive stock options must expire not later than ten years from the date of grant. The Company annually issues a combination of stock options and stock grants to its key employees. Prior to 2004, stock-based awards to key employees consisted primarily of stock options. Beginning in 2004, the Company reduced the number of stock options granted and added restricted stock awards. Stock options awarded in 2004 vested in one year. Stock options awarded in 2005 and 2006 vest over three years. Stock grants generally vest over three years. The following is a summary of all option activity for this plan:

		Weighted Average		Aggregate
	Shares	Exercise Price	Remaining Terms (yrs)	Intrinsic Value
Outstanding at September 27, 2003	682,377	$ 12.79		
Issued	40,949	27.30		
Exercised	(93,564)	6.92		
Cancelled	(4,500)	19.57		
Outstanding at September 25, 2004	625,262	$ 14.57		
Issued	30,131	35.61		
Exercised	(222,252)	9.32		
Cancelled	(7,104)	22.38		
Outstanding at September 24, 2005	426,037	$ 18.66		
Issued	40,780	37.09		
Exercised	(64,926)	11.53		$ 1,769,000
Outstanding at September 30, 2006	401,891	$ 21.69	3.7	$ 6,213,000
Exercisable at September 30, 2006	340,281	$ 19.00	3.1	$ 6,173,000
Available for future grants	272,425			

Notes to Consolidated Financial Statements

There were 26,078 non-vested restricted stock grants outstanding at the beginning of fiscal 2006 with a weighted-average fair value of $26.65 per share. During 2006, 16,673 restricted stock awards were granted with a weighted-average fair value of $40.01 per share, of which 2,000 shares were forfeited. There were 4,781 restricted stock grants that vested in 2006 with a weighted-average fair value of $12.60 per share. At September 30, 2006, there were 35,970 non-vested stock grants outstanding with a weighted-average fair value of $33.77.

Directors' Option Plan – In January 2005, stockholders approved the Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (the "2005 Plan"). Under the plan provisions, non-qualified stock options to purchase shares of the Company's common stock may be granted to non-employee directors up to a total of 225,000 shares. The option price per share is the fair market value of stock at the time the option is granted. The options are immediately exercisable and have a term of five years. The 2005 Plan replaced the previous non-employee directors' plan which had been adopted in 1989 (the "1989 Plan"). The 1989 Plan allowed directors to make an election to apply their annual retainer fee toward the granting of stock options at a price per share that was $5 below the fair market value at the time of the option award. In the first quarter of fiscal 2005, 9,000 options were granted under the 1989 Plan. No further options will be granted under the 1989 Plan. The following is a summary of all option activity for these plans:

		Weighted Average		Aggregate
	Shares	Exercise Price	Remaining Terms (yrs)	Intrinsic Value
Outstanding at September 27, 2003	159,638	$ 8.94		
Issued	60,750	21.03		
Exercised	(31,100)	5.83		
Outstanding at September 25, 2004	189,288	$ 13.33		
Issued	45,000	32.47		
Exercised	(60,112)	9.39		
Outstanding at September 24, 2005	174,176	$ 19.64		
Issued	43,752	36.34		
Exercised	(32,801)	7.23		$ 961,000
Outstanding at September 30, 2006	185,127	$ 25.78	2.6	$ 2,102,000
Exercisable at September 30, 2006	185,127	$ 25.78	2.6	$ 2,102,000
Available for future grants	135,684			

Directors may also elect to receive their annual retainer and committee chair fees as shares of stock in lieu of cash. Such shares issued in 2006 and 2005 were 5,504 shares and 4,062 shares at a fair market value of $36.34 and $34.49, respectively.

Employee Stock Purchase Plan – The Company's 1999 Employee Stock Purchase Plan ("ESPP"), as amended, covers an aggregate of 337,500 shares of Company common stock for issuance under the plan. Eligible employees may purchase shares of Company common stock at not less than 85% of fair market value at the end of the grant period. Prior to 2005, the purchase price was determined based upon 85% of fair market value at the beginning or end of the grant period. During 2006, 2005, and 2004, 18,433 shares, 21,439 shares, and 26,184 shares, respectively, were issued under the plan at an average price of $32.36 per share, $26.49 per share, and $21.25 per share, respectively. Since inception, 236,324 shares have been issued. At September 30, 2006, an additional 101,176 shares were reserved for future issuances.

Stockholders' Rights Plan – In March 1999, the Board of Directors adopted a ten-year stockholders' rights plan. Under the plan, the Company's stockholders of record at March 19, 1999 received a right to purchase a unit ("Unit") comprised of one one-thousandth of a share of preferred stock for each share of common stock held on that date at a price of $100, subject to adjustment. Until such rights become exercisable, one such right will also attach to subsequently issued shares of common stock. The rights become exercisable if a person or group acquires 15% or more of the Company's common stock or after commencement of a tender or exchange offer which would result in a person or group beneficially owning 15% or more of the Company's common stock. When exercisable, under certain conditions, each right entitles the holder thereof to purchase Units of the Company's preferred stock or shares of common stock of the acquirer, in each case having a market value at that time of twice the right's exercise price. The Board of Directors will be entitled to redeem the rights at one cent per right, under certain circumstances. The rights expire in 2009.

Notes to Consolidated Financal Statements

Stock-Based Compensation – The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following key assumptions were used to value options issued:

	2006	2005	2004
Risk-free interest rate	4.5%	4.1%	3.8%
Expected volatility	30%	22%	30%
Expected dividend yield	1.3%	1.1%	0.9%
Estimated life for grants under:			
Stock Incentive Plan	5 years	7 years	5 - 7 years
Directors' Option Plans	5 years	5 years	5 years
ESPP	0.5 years	0.5 years	0.5 years

The following is a summary of the weighted average fair value per share of options granted during each of the past three fiscal years, based on the Black-Scholes option-pricing model.

	Stock Incentive Plan			Directors' Option Plans		
On grant date:	2006	2005	2004	2006	2005	2004
Exercise price was equal to stock price	$11.19	$10.43	$9.81	$9.14	$10.17	-
Exercise price was less than stock price	-	-	-	-	$10.03	$8.52

G. RETIREMENT PLANS

The Company and its consolidated subsidiaries maintain various defined contribution retirement plans covering substantially all of its employees. Dover, acquired in September 2000, also provides retirement benefits through a defined benefit plan ("the Dover plan") as described below.

Retirement costs of multi-employer union plans consist of contributions determined in accordance with the respective collective bargaining agreements. Retirement benefits for non-union employees are provided through the Courier Profit Sharing and Savings Plan, which includes an Employee Stock Ownership Plan ("ESOP"). Retirement costs included in the accompanying financial statements amounted to approximately $3,870,000 in 2006, $3,820,000 in 2005 and $3,300,000 in 2004.

The Courier Profit Sharing and Savings Plan ("PSSP") is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation, subject to IRS limitations, with the Company matching 25% of the first 6% of pay contributed by the employee. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible non-union employees.

Shares of Company common stock may be allocated to participants' ESOP accounts annually based on their compensation as defined in the plan. During 2006, 2005 and 2004, no such shares were allocated to eligible participants. At September 30, 2006, the ESOP held 397,500 shares on behalf of the participants.

Dover has a noncontributory, defined benefit pension plan covering substantially all of its employees. As of December 31, 2001, Dover employees became eligible to participate in the PSSP. As such, plan benefits under the Dover defined benefit plan were frozen as of that date. No contributions have been made to the Dover plan for any of the past three years. In 2007, contributions are expected to be $19,000.

The following tables provide information regarding the Dover plan for the years ended September 30, 2006 and September 24, 2005.

Change in projected benefit obligation:

	2006	2005
Obligation at beginning of year	$ 3,464,000	$ 3,339,000
Administrative cost	7,000	8,000
Interest cost	173,000	185,000
Actuarial (gain) loss	(123,000)	186,000
Benefits paid	(383,000)	(254,000)
Obligation at end of year	$ 3,138,000	$ 3,464,000

Notes to Consolidated Financal Statements

Benefit payments in each of the next five years are projected to be $262,000, $255,000, $245,000, $268,000 and $264,000. Aggregate payments for the 2011-2015 period are estimated to be $1,295,000.

Change in plan assets:

	2006	2005
Fair value of plan assets at beginning of year	$ 3,559,000	$ 3,633,000
Actual return on plan assets	62,000	180,000
Benefits paid	(383,000)	(254,000)
Fair value of plan assets at end of year	$ 3,238,000	$ 3,559,000

Plan assets were invested entirely in Guaranteed Insurance Contracts in 2006 and 2005.

Reconciliation of funded status:

	2006	2005
Funded status at end of year	$ 100,000	$ 94,000
Unrecognized net actuarial loss and other	623,000	595,000
Prepaid pension cost	$ 723,000	$ 689,000

Components of the net periodic benefit cost:

	2006	2005
Service cost	$ 7,000	$ 8,000
Interest cost	173,000	185,000
Expected return on plan assets	(235,000)	(244,000)
Amortization of unrecognized net loss	21,000	-
Net periodic benefit income	$ (34,000)	$ (51,000)

Actuarial assumptions used to determine costs and benefit obligations:

	2006	2005
Discount rate	5.8%	5.3%
Compensation increases	None	None
Return on assets for the year	7.0%	7.0%

The Company's strategy is to achieve a long-term rate of return sufficient to satisfy plan liabilities while minimizing plan expenses and mitigating downside risks. Assets are currently allocated 100% to Guaranteed Insurance Contracts, however the Company reviews this weighting from time to time in order to achieve overall objectives in light of current circumstances.

The expected long-term rate of return on assets of 7% was determined based on historical returns for investments consistent with Plan objectives, but weighted primarily towards investments in debt securities. While actual returns in 2006 and 2005 were below the assumed rate of return, the assumed rate gives consideration to historical longer-term rates.

Prepaid pension cost at September 30, 2006 and September 24, 2005 is included in the accompanying consolidated balance sheet under the caption "Other assets."

H. BUSINESS ACQUISITIONS

On April 28, 2006, the Company acquired Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), a New Jersey-based publisher and distributor of books, home plans, and related products for the home and garden retail book market. The Company purchased 100% of the stock of Creative Homeowner in a $37 million cash transaction. The acquisition was accounted for as a purchase, and accordingly, Creative Homeowner's financial results were included in the specialty publishing segment in the consolidated financial statements from the date of acquisition. The allocation of the purchase price to assets acquired included, in the accompanying financial statements, approximately $16.6 million to goodwill, $11.5 million to customer lists, and $1.4 million to trade name. Goodwill

Notes to Consolidated Financial Statements

deductible for tax purposes is approximately $16 million. Other assets acquired included $7.5 million of accounts receivable and $2.9 million of inventories. Accounts payable and other current liabilities assumed were $4.9 million and $2.1 million, respectively.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Creative Homeowner as if the acquisition had occurred at the beginning of fiscal 2006 and 2005, with pro forma adjustments to give effect to amortization of customer lists, interest expense on acquisition debt and certain other purchase accounting adjustments, together with related income tax effects.

Unaudited	2006	2005
Net sales	$284,014,000	$249,801,000
Net income	28,273,000	20,887,000
Net income per diluted share	2.24	1.67

On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen"), an Indianapolis-based printer specializing in manufacturing book covers, in a $15 million cash transaction. The acquisition was accounted for as a purchase, and accordingly, Moore Langen's financial results were included in the book manufacturing segment in the consolidated financial statements from the date of acquisition. The allocation of the purchase price to assets acquired included, in the accompanying financial statements, approximately $5.5 million to goodwill, which is tax deductible, $0.9 million to trade name, and $230,000 to customer lists.

On January 6, 2004, the Company purchased substantially all of the assets of Research & Education Association ("REA"), a publisher of test preparation and study guide books and software for high school, college and graduate students, and professionals. The acquisition was accounted for as a purchase, and accordingly, REA's financial results were included in the specialty publishing segment in the consolidated financial statements from the date of acquisition. The purchase price was approximately $12 million, with an allocation of approximately $8.4 million to goodwill and $0.7 million to prepublication costs in the accompanying financial statements. In addition, a required purchase accounting adjustment was made to write up inventory by approximately $1 million to fair market value when REA was acquired.

I. BUSINESS SEGMENTS

The Company has two business segments: book manufacturing and specialty publishing. The book manufacturing segment offers a full range of services from production through storage and distribution for religious, educational and specialty trade book publishers. The Company has aggregated its book manufacturing business into one segment because of strong similarities in the economic characteristics, the nature of products and services, production processes, class of customer and distribution methods used. Moore Langen, acquired in October 2005, was added to this segment in fiscal 2006. The specialty publishing segment consists of Dover, REA, beginning with the second quarter of fiscal 2004, and Creative Homeowner, beginning with its acquisition in April 2006 (see Note H).

The accounting policies of the segments are the same as those described in Note A. In evaluating segment performance, management primarily focuses on income or loss before taxes, stock-based compensation, and other income. The elimination of intersegment sales and related profit represents sales from the book manufacturing segment to the specialty publishing segment. Interest is allocated to the specialty publishing segment based on the acquisition costs of Dover, REA, and Creative Homeowner, reduced by cash generated by each business since acquisition. Interest allocated to the book manufacturing segment includes costs associated with funding the Moore Langen acquisition. Stock-based compensation is reflected as "unallocated" in the following table. Other income, discussed in Note J, is also reflected as "unallocated." Corporate expenses that are allocated to the segments include various support functions such as information technology services, finance, human resources and engineering, and include depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Unallocated corporate assets consist primarily of cash and cash equivalents and fixed assets used by the corporate support functions.

Notes to Consolidated Financal Statements

The following table provides segment information as required under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

	Total Company
Fiscal 2006	
Net sales	$ 269,051,000
Earnings before income taxes	38,190,000
Total assets	247,188,000
Goodwill, net	55,406,000
Depreciation and amortization	14,804,000
Capital expenditures and prepublication costs	33,682,000
Interest (income)/expense	182,000
Fiscal 2005	
Net sales	$ 227,039,000
Earnings before income taxes	32,751,000
Total assets	196,965,000
Goodwill, net	33,255,000
Depreciation and amortization	11,660,000
Capital expenditures and prepublication costs	22,550,000
Interest (income)/expense	(388,000)
Fiscal 2004	
Net sales	$ 211,179,000
Earnings before income taxes	30,111,000
Total assets	175,199,000
Goodwill, net	33,255,000
Depreciation and amortization	10,929,000
Capital expenditures and prepublication costs	16,234,000
Interest (income)/expense	(23,000)

Book Manufacturing	Specialty Publishing	Unallocated	Intersegment Elimination
$ 220,115,000	$ 57,549,000	$ -	$ (8,613,000)
33,606,000	6,122,000	(1,431,000)	(107,000)
138,053,000	100,441,000	8,694,000	-
14,772,000	40,634,000	-	-
9,885,000	4,307,000	612,000	-
28,248,000	4,557,000	877,000	-
(733,000)	915,000	-	-
$ 193,623,000	$ 40,254,000	$ -	$ (6,838,000)
31,115,000	3,883,000	(1,835,000)	(412,000)
99,449,000	59,160,000	38,356,000	-
9,240,000	24,015,000	-	-
8,263,000	3,029,000	368,000	-
15,689,000	6,489,000	372,000	-
(700,000)	312,000	-	-
$ 177,225,000	$ 40,787,000	$ -	$ (6,833,000)
25,436,000	6,515,000	(1,480,000)	(360,000)
92,004,000	55,727,000	27,468,000	-
9,240,000	24,015,000	-	-
7,911,000	2,568,000	450,000	-
12,725,000	2,917,000	592,000	-
(330,000)	307,000	-	-

Notes to Consolidated Financal Statements

Export sales as a percentage of consolidated sales were approximately 19% in 2006 and 21% in both 2005 and 2004. Approximately 90% of export sales were in the book manufacturing segment in fiscal years 2006, 2005, and 2004. Sales to the Company's largest customer amounted to approximately 23% of consolidated sales in 2006, 28% in 2005 and 27% in 2004. In addition, sales to another customer amounted to 16% of consolidated sales in 2006, 19% in 2005 and 17% in 2004. Both of these customers are in the book manufacturing segment and no other customer accounted for more than 10% of consolidated sales. Customers are granted credit on an unsecured basis. Receivables for the two largest customers, as a percentage of consolidated accounts receivable, were 24% at September 30, 2006 and 23% at September 24, 2005.

J. OTHER INCOME

On May 26, 2004, the Company completed the sale of approximately 200,000 square feet of unoccupied and unutilized portions of its multi-building manufacturing complex in Westford, Massachusetts for $1.7 million, resulting in a pretax gain of $250,000, or $0.01 per diluted share.

K. NET INCOME PER SHARE

Following is a reconciliation of the shares used in the calculation of basic and diluted net income per share. Potentially dilutive shares, calculated using the treasury stock method, consist of shares issued under the Company's stock option plans.

	2006	2005	2004
Average shares outstanding for basic	12,322,000	12,125,000	11,917,000
Effect of potentially dilutive shares	277,000	356,000	428,000
Average shares outstanding for dilutive	12,599,000	12,481,000	12,345,000

L. DERIVATIVE FINANCIAL INSTRUMENTS

At the end of fiscal 2006, the Company had a forward exchange contract to purchase approximately 800,000 euros as a hedge against a foreign currency equipment purchase commitment, designated as a cash flow hedge. The Company does not use financial instruments for trading or speculative purposes.

M. SUBSEQUENT EVENT

On November 9, 2006, the Company increased its revolving credit facility to $100 million. In addition, the bank group was expanded from three banks to five banks and the maturity date of this facility was extended to March 2011.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Courier Corporation
North Chelmsford, Massachusetts:

We have audited the accompanying consolidated balance sheets of Courier Corporation and subsidiaries (the "Company") as of September 30, 2006 and September 24, 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Courier Corporation and subsidiaries as of September 30, 2006 and September 24, 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note F, in fiscal 2006 the Company adopted SFAS 123R "Share Based Payments" applying the modified retrospective method to all prior periods.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
December 7, 2006

Selected Quarterly Financial Data (Unaudited)

Fiscal 2006

(dollars in thousands except per share amounts)	First	Second	Third	Fourth
Operating Results:				
Net sales	$ 57,684	$ 57,527	$ 70,424	$ 83,416
Gross profit	18,531	17,875	22,114	29,996
Net income	4,487	4,393	6,056	13,444
Net income per diluted share	0.36	0.35	0.48	1.07
Dividends declared per share	0.12	0.12	0.12	0.12
Stock price:				
Highest	37.66	42.15	44.90	40.02
Lowest	32.71	34.34	35.03	33.03

Fiscal 2005

(dollars in thousands except per share amounts)	First	Second	Third	Fourth
Operating Results:				
Net sales	$ 51,269	$ 53,495	$ 58,758	$ 63,517
Gross profit	16,700	16,354	19,415	22,717
Net income	3,802	3,825	5,549	7,692
Net income per diluted share	0.31	0.31	0.44	0.61
Dividends declared per share[1]	0.0667	0.1667	-	0.10
Stock price:				
Highest	35.29	37.05	38.56	41.96
Lowest	27.55	32.82	31.24	34.80

Diluted share amounts are based on weighted average shares outstanding. Per share amounts and stock prices have been retroactively adjusted to reflect a three-for-two stock split distributed on May 27, 2005 (see Notes A and K).

Common shares of the Company are traded over-the-counter on the Nasdaq National Market – symbol "CRRC"

There were 985 stockholders of record as of September 30, 2006.

(1) Two cash dividends were declared in the second quarter of fiscal 2005. The second dividend, declared in March 2005, was announced in conjunction with a three-for-two stock split (see Note A). As such, no cash dividend was declared in the third quarter of fiscal 2005.

Officers and Directors

Corporate Officers

James F. Conway III
Chairman, President and
Chief Executive Officer
George Q. Nichols
Senior Vice President
Robert P. Story, Jr.
Executive Vice President
and Chief Operating Officer
Peter M. Folger
Senior Vice President and
Chief Financial Officer
Anthony F. Caruso
Vice President
Peter A. Clifford
Vice President
Lee E. Cochrane
Vice President and Treasurer
Peter R. Conway
Vice President
Gary S. Gluckow
Vice President
David J. LaFauci
Vice President
Diana L. Sawyer
Vice President
Peter D. Tobin
Vice President
Eric J. Zimmerman
Vice President
F. Beirne Lovely, Jr.
Clerk and Secretary

National Publishing Company

George Q. Nichols
Chairman
Peter D. Tobin
Executive Vice President
Robert F. Chilton III
Vice President
Michael LoRusso
Vice President

Book-mart Press, Inc.

Gary S. Gluckow
President
Michelle S. Gluckow
Executive Vice President

Courier Companies, Inc.

Joseph L. Brennan
Vice President
Anthony F. Caruso
Vice President
Peter A. Clifford
Vice President
Thomas G. Connell
Vice President
Peter R. Conway
Vice President
Stephen M. Franzino
Vice President
Donald C. Hunter
Vice President

Dover Publications, Inc.

Paul T. Negri
President
Frank Fontana
Vice President
Ken Katzman
Vice President
Jarvis Melton
Vice President
Gerard D. Meskill
Vice President
Leonard Roland
Vice President

Research & Education Association, Inc.

Carl Fuchs
President
John Cording
Vice President
Lawrence Kling
Vice President
Roger Romano
Vice President
Pamela Weston
Vice President

Moore Langen Printing Company, Inc.

Sue Ann Werling
President and Chief
Executive Officer
Evan Werling
Vice President
Gregory Ruddell
Vice President

Creative Homeowner

Richard Weisman
President
Timothy Bakke
Vice President
James Knapp
Vice President

Directors

James F. Conway III
Chairman, President and
Chief Executive Officer

§• Kathleen Foley Curley
Research Professor, Boston University School
of Management

§• Richard K. Donahue
Retired Vice Chairman of NIKE, Inc.

§• Edward J. Hoff
Vice President,
Learning, IBM Corporation

§+• Arnold S. Lerner
Vice Chairman, Enterprise
Bank and Trust Co.

§+• Peter K. Markell
Vice President, Finance
Partners Healthcare Systems, Inc.

George Q. Nichols
Corporate Senior Vice President and
Chairman of National Publishing Company

§+• Ronald L. Skates
Private Investor and Director

Robert P. Story, Jr.
Executive Vice President and Chief
Operating Officer

§• W. Nicholas Thorndike
Corporate Director and Trustee

§• Susan L. Wagner
Vice President, Strategy and Insights,
Pepsi-Cola North America

§ Member of Compensation and Management Development Committee
\+ Member of Audit and Finance Committee
• Member of Nominating and Corporate Governance Committee

Corporate Information

CORPORATE OFFICE COURIER CORPORATION

15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000
www.courier.com

SUBSIDIARY LOCATIONS

Courier Companies, Inc.
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000

Courier Kendallville, Inc.
2500 Marion Drive
Kendallville, IN 46755
(978) 251-6000 or
(260) 347-3044

Courier Stoughton
200 Shuman Avenue
Stoughton, MA 02072
(978) 251-6000

Courier Westford
22 Town Farm Road
Westford, MA 01886
(978) 251-6000

National Publishing Company
11311 Roosevelt Boulevard
Philadelphia, PA 19154
(215) 676-1863

Book-mart Press, Inc.
2001 Forty-Second Street
North Bergen, NJ 07047
(201) 864-1887

Moore Langen
Printing Company, Inc.
5603 West Raymond Street
Suite E
Indianapolis, IN 46241
(317) 484-8000
www.moorelangen.com

Dover Publications, Inc.
31 East 2nd Street
Mineola, NY 11501
(516) 294-7000
www.doverpublications.com

Research & Education
Association, Inc.
61 Ethel Road West
Piscataway, NJ 08854
(732) 819-8880
www.rea.com

Creative Homeowner
24 Park Way
Upper Saddle River, NJ 07458
(201) 934-7100
www.creativehomeowner.com

Counsel
Goodwin Procter LLP

Auditors
Deloitte & Touche LLP

Transfer Agent and Registrar
Computershare Trust
Company, NA.

Common Shares
Traded over-the-counter on
the Nasdaq National Market
as "CRRC"

Annual Meeting of Stockholders
The annual meeting will be held
at the Boston University
Corporate Education Center
72 Tyng Road
Tyngsboro, MA
on January 17, 2007

Annual Report on Form 10-K
The Form 10-K filed with the
Securities and Exchange
Commission is available to
stockholders and may be
obtained without charge upon
written request to:

Peter M. Folger
Senior Vice President and
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-8228 Fax
investorrelations@courier.com

CREDITS FOR ANNUAL REPORT

Cover: plan #351007;
Page 1: plan #161031;
Page 2: plan #161033;
Page 5: courtesy of Crossville;
Page 6: illustration by Glee Barre;
Page 7: illustration by Elayne Sears, Michele Angle Farrar and Robert LaPointe;
Page 8: Jessie Walker;
Page 9: Walter Chandoha;
Page 10: illustration Mavis Augustine Torke;
Page 11: Robert LaPointe;
Page 12: Jessie Walker, owners: Bob & Lorel McMillan

Decorating with Architectural Details:
All images Jessie Walker

Complete Home Gardening:
Photos Horticultural/Hartley Botanic

Design Ideas for Kitchens:
(main) Mark Samu, design: Jean Stoffer;
(bottom left) courtesy of Bosch;
(bottom center) Mark Samu, design: Delisle/Pascucci;
(bottom right) courtesy of Sonoma Cast Stone

Landscaping with Stone:
(top left) Walter Chandoha;
(top right) Brian Vanden Brink;
(center) John Glover;
(bottom left) Garden Picture Library/John Beedle;
(bottom right) Todd Caverly

Ultimate Book of Home Plans:
(top plan) 271072;
(bottom row left to right) plan 161036; plan 131028;
plan 161036; plan 131032

Courier

2006
Annual Report

15 Wellman Avenue
North Chelmsford, MA 01863